Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

	For the Years Ended December 31,
	2010	2011	2012	2013	2014
Earnings:
Income before income taxes	$150,370	$307,428	$327,133	$401,876	$501,272
Add: fixed charges	43,578	36,153	29,097	24,931	39,274
Earnings	$193,948	$343,581	$356,230	$426,807	$540,546
Fixed Charges:
Interest expense[1]	$43,529	$36,102	$29,036	$24,871	$39,211
Estimated interest portion of rent expense[2]	49	51	61	60	63
Fixed charges	$43,578	$36,153	$29,097	$24,931	$39,274
Ratio of earnings to fixed charges	4.45	9.50	12.24	17.12	13.76
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.